Exhibit 99.4

A2Z Cust2Mate Solutions Corp. Announces Pricing of US$45 Million Upsized and Oversubscribed Public Offering of Common Shares

Offering was led by fundamental institutional investors, including Wellington Management, alongside a leading global long-only investment manager, a premier alternative asset manager, and A2Z’s largest existing shareholders

TEL AVIV, IL /ACCESS Newswire/ September 16, 2025 / A2Z Cust2Mate Solutions Corp. (NASDAQ:AZ)(FRA - WKN:A3CSQ) (the “Company” or “A2Z”), today announced the pricing of its upsized and oversubscribed underwritten public offering of 5,625,000 common shares at a public offering price of $8.00 per share. All securities to be sold in the offering are being sold by A2Z. The offerings are expected to close on or about September 18, 2025, subject to the satisfaction of customary closing conditions.

The total gross proceeds to the Company from the offering is expected to be approximately $45 million, before deducting underwriting discounts and commissions related to the public offering and other estimated offering expenses. A2Z intends to use the net proceeds from the offering for continued development and expansion, including financing the mass manufacturing and deployment of smart carts, marketing and sales and expanding our retail media and data capabilities, and for working capital purposes.

Titan Partners Group, a division of American Capital Partners, is acting as sole bookrunner for the underwritten public offering.

“We are excited to announce this offering and the strong support from both new and existing investors. We welcome our new shareholders, including Wellington Management, alongside a leading global long-only investment manager, a premier alternative asset manager, and other fundamental institutional investors,” said Gadi Graus, CEO of the Company. “Their commitment reflects confidence in A2Z’s future and the transformational growth we are set to unlock as we expand Cust2Mate’s footprint and accelerate adoption across new markets and retail partners.”

The securities in the underwritten public offering are being offered pursuant to a prospectus supplement and an accompanying base prospectus forming part of a shelf registration statement on Form F-3 (File No. 333-271226), which was previously filed with the Securities and Exchange Commission (the “SEC”) and became effective on April 21, 2023. A preliminary prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at www.sec.gov. A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying base prospectus relating to the underwritten public offering may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com. These securities are not being offered in Canada and may not be sold in Canada or to residents of Canada.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About A2Z Cust2Mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and other technologies, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These statements include, without limitation, statements related to our ability to close the offering, the satisfaction of customary closing conditions and the timing of the offering, the gross proceeds, and the use of proceeds. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties. These include, but are not limited to, risks and uncertainties associated with: the market and other conditions, the impact of geopolitical, economic, competitive and other factors affecting the Company and its operations, and other factors detailed in reports filed by the Company with the SEC.

Contact Information:

John Gildea

VP corporate communication

John@a2zas.com

00353 86 8238177

533237945v.2

SOURCE: A2Z Cust2Mate Solutions Corp.